SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Business and Management Plan
2015-2019

Press Conference
June 29th, 2015

PETROBRAS

The presentation may contain forward-looking statements about future events within themeaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forwardlooking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forwardlooking statements, whether as a result of new information or future events or for any other reason. Figures for 2015 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

NON-SEC COMPLIANT OIL AND GAS RESERVES:

CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4- 10(a) of Regulation S-X.

2015-2019 Business and Management Plan Targets

PETROBRAS

DELEVERAGE

Capital discipline

Strengthening of performance management

GENERATE VALUE FOR SHAREHOLDERS

Focus on profitability

3

Deleverage Targets

By 2018	▪ Net Leverage below 40% ▪ Net Debt / EBITDA below 3.0x
By 2020	▪ Net Leverage below 35% ▪ Net Debt / EBITDA below 2.5x

4

Financial Planning Assumptions

PETROBRAS

Oil Product Prices in Brazil	Import parity			
Brent Prices (Average)	US$ 60/bbl in 2015 US$ 70/bbl in the 2016-2019 period			
Nominal Exchange Rate (Average) R$/US$	**2015** 3.10	**2016** 3.26	**2017-2019** 3.29	**2020** 3.56

No equity issuance

5

Divestments and Restructurings

PETROBRAS

2015-2016	Divestments revised to US$ 15.1 billion from US$ 13.7 billion
2017-2018	US$ 42.6 billion as follows: ▪ Businesses restructurings ▪ Demobilization of assets ▪ Additional divestments

6

Investments

Selectivity of projects in the portfolio

PETROBRAS

E&P	Prioritization of oil production projects in Brazil, focusing on the pre-salt
Downstream, G&P and Other Areas	Maintenance of Operations

7

2015-2019 Business and Management Plan
Segments	US$ Billion	%
Exploration and Production*	108.6	83
Downstream**	12.8	10
Gas and Power	6.3	5
Other Areas	2.6	2
Total	130.3	100

* Includes Petrobras investments abroad
** Includes Distribution

8

Investments

Comparison between portfolios: 2014-2018 BMP x 2015-2019 BMP

US$ Billion

206.8
-42.4
-28.0
-12.0
5.6
-22.0
-3.5
2.7
23.1
130.3
2014-2018 BMP
Year 2014*
FX and Inflation Update
Excluded Projects
New Projects
Delays and Postponements
Rebudgeting/ Change of Scope
CAPEX Reduction due to Restructuring/ Divestments
Year 2019
2015-2019 BMP

* 2014 actual investments were US$ 37.1 Billion

9

Exploration & Production Investments

E&P
US$ 108.6 Billion
3.0
(3%)
11.3
(10%)
4.9
(5%)
89.4
(82%)
Production Development
Operational Support
Exploration
Investments Abroad

10

Downstream Investments

Downstream
US$ 12.8 Billion
1.4
(11%)
1.3
(10%)
1.3
(10%)
8.8
(69%)
Maintenance and Infrastructure
Abreu e Lima Refinery
Others
Distribution (BR Distribuidora)

Note: Total amount includes investments in Comperj to receive and treat natural gas, maintenance of equipment, among others.

11

Gas & Power Investments

G&P
US$ 6.3 Billion
0.9
(14%)
0.3
(5%)
(1%)
5.0
(80%)
Electricity
Gas Chemical Units
Pipelines
LNG

12

Oil and NGL Production in Brazil

Comparison with 2014-2018 BMP

Million bpd
4.2
2.5
2.4
2.1
2.8
2.2
2.1
2.0
2014
2015
2016
2017
2018
2019
2020
2015-2019 BMP
2014-2018 BMP

13

Production Units Start-up Schedule

Million bpd
PAPA TERRA (Mar/15)
IRACEMA NORTE (3Q)
LULA ALTO (1H)
LULA CENTRAL (1H)
LAPA (2H)
TLD de LIBRA (2H)
LULA SUL Replicant FPSO
BÚZIOS 1 FPSO ToR
BÚZIOS 3 FPSO ToR
LULA EXT. SUL Replicant FPSO
TARTARUGA VERDE E MESTIÇA
LULA NORTE Replicant FPSO
ATAPU SUL Replicant FPSO
ATAPU NORTE/ PILOTO SURURU Replicant FPSO
BÚZIOS 2 FPSO ToR
BÚZIOS 4 FPSO ToR
REVITALIZATION OF MARLIM 1
BERBIGÃO / SURURU Replicant FPSO
SÉPIA
BÚZIOS 5
LIBRA PILOT
LULA OESTE
2.0
2.1
2.2
2.8
2.1
2.1
1.4
Oil and NGL Total Production
Production from Operating Units + Ramp-up + Complementary
2014
2015
2016
2017
2018
2019
2020
POST -SALT
PRE-SALT (CONCESSION)
TRANSFER OF RIGHTS
PRODUCTION SHARING
To be contracted

14

Oil, NGL and Natural Gas Production in Brazil and Abroad

Comparison with 2014-2018 BMP

PETROBRAS

Million boed
5.3
3.1
3.2
2.7
2.7
2.8
2.9
3.7
2014
2015
2016
2017
2018
2019
2020
2015-2019 BMP
2014-2018 BMP

15

Oil Products Demand

kbpd
5.0% p.y.
1.6% p.y.
2,141
2,596
2,627
2,851
897
402
842
990
573
1,032
1,008
587
1,032
1,054
608
1,189
2010
2014
2015
2020
Diesel
Gasoline
Others

16

Manageable Operating Costs

Total costs and expenses, excluding costs related to basic materials

PETROBRAS

2015-2019 BMP
US$ 142 Billion

45.8
(32%)
69.8
(49%)
14.0
(10%)
12.4
(9%)
E&P
G&P
Downstream
Other Areas

Measures for productivity gains

- Efficiency in the management of contracted services
- Rationalization of structures and reorganization of businesses
- Optimization of personnel costs
- Reduction in the costs of inputs acquisition
- Reduction in the transportation costs

17

Deleverage Projection

Including productivity gains and divestments/restructurings in 2017 and 2018

PETROBRAS

Net Leverage

60%
50%
40%
30%
20%
50.8%
32.2%
2015
2016
2017
2018
2019
2020

Net Debt / EBITDA

5.0
4.0
3.0
2.0
1.0
0.0
3.33
2.03
2015
2016
2017
2018
2019
2020

18

2015-2019 BMP Challenges

PETROBRAS

Risk factors that may impact the Plan
Changes in market variables, such as oil prices and foreign exchange rates
Divestments and other restructurings of our businesses, subject to prevailing market conditions when such transactions occur
Achievement of production targets for oil and natural gas, in a scenario of difficulties with suppliers in Brazil

19

Business and Management Plan 2015-2019

Press Conference
June 29th, 2015

PETROBRAS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.